Exhibit 99.2

Colliers International Group Inc. Third Quarter 2017 Financial Results October 31, 2017

Colliers International 2017 Forward - Looking Statements 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Cana dia n dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com ) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

Colliers International 2017 ▪ Quarterly revenues up 24% (22% in local currencies) ▪ Year to date revenues up 17% (17% in local currencies) ▪ Completed acquisition of Australian project management firm and Washington, D.C. tenant advisory practice, bringing the number of acquisitions completed year - to - date to seven ▪ Established company - owned operations in Japan Third Quarter 2017 Results 3

Colliers International 2017 4 Third Quarter 2017 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations. USD LC (1) Revenue 574.1 462.1 24% 22% Adjusted EBITDA 52.2 37.6 39% 34% Adjusted EBITDA Margin 9.1% 8.1% Adjusted EPS 0.61 0.40 53% GAAP Operating Earnings 31.4 23.6 33% GAAP Operating Earnings Margin 5.5% 5.1% GAAP EPS 0.11 0.24 -54% USD LC (1) Revenue 1,541.1 1,320.7 17% 17% Adjusted EBITDA 141.1 112.6 25% 25% Adjusted EBITDA Margin 9.2% 8.5% Adjusted EPS 1.70 1.22 39% GAAP Operating Earnings 82.9 70.1 18% GAAP Operating Earnings Margin 5.4% 5.3% GAAP EPS 0.39 0.61 -36% Q3 2017 Q3 2016 % Change over Q3 2016 YTD 2017 YTD 2016 % Change over YTD 2016

Colliers International 2017 188.0 148.0 188.4 133.9 197.6 180.2 574.1 462.1 2017 2016 5 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Q3 Revenue Third Quarter 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over Q3 2016 USD LC Outsourcing & Advisory 10% 8% Sales Brokerage 41% 38% Lease Brokerage 27% 25% Total 24% 22% Revenue Mix Q3 2017 Q3 2016 Outsourcing & Advisory 34% 39% Sales Brokerage 33% 29% Lease Brokerage 33% 32% Total 100% 100%

Colliers International 2017 499.3 412.6 483.1 388.2 558.8 519.9 1,541.1 1,320.7 2017 2016 6 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage YTD Revenue Year To Date 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over YTD 2016 USD LC Outsourcing & Advisory 7% 8% Sales Brokerage 24% 24% Lease Brokerage 21% 21% Total 17% 17% Revenue Mix 2017 YTD 2016 YTD Outsourcing & Advisory 36% 39% Sales Brokerage 31% 30% Lease Brokerage 33% 31% Total 100% 100%

Colliers International 2017 7 Q3 2017 Adjusted EBITDA (1) Third Quarter Geographic Split (US$ millions) Q3 2017 Revenue Q3 2016 Revenue Q3 2016 Adjusted EBITDA (2) (1) Q3 2017 GAAP Operating Earnings (Loss): $19.4M Americas, $6.3M EMEA, $12.7M Asia Pacific (2) Q3 2016 GAAP Operating Earnings (Loss): $16.3M Americas, ($0.4M) EMEA, $11.6M Asia Pacific 58% 22% 20% Americas 330.9 EMEA 129.7 Asia Pacific 113.0 Americas 256.5 EMEA 106.6 Asia Pacific 98.6 56% 23% 21% Americas 29.1 EMEA 11.2 Asia Pacific 14.2 53% 21% 26% 56% 11% 33% Americas 22.6 EMEA 4.5 Asia Pacific 13.2

Colliers International 2017 ▪ Revenues up 28% in local currencies, with 20% growth from recent acquisitions and 8% from internal growth ▪ Internal growth was driven by Lease Brokerage, with several significant office leasing transactions completed in major markets and strong growth across all service lines in Canada ▪ Adjusted EBITDA up 29% 134.9 96.8 101.9 79.4 94.1 80.2 330.9 256.5 Q3 2017 Q3 2016 8 Revenue Americas (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q3 2017 $19.4M at 5.9% margin ; Q3 2016 $16.3M at 6.4% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) 29.1 22.6 8.8% 8.8% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 Q3 2017 Q3 2016 USD LC Internal Growth (LC) Revenue Growth 29% 28% 8%

Colliers International 2017 ▪ Revenues up 18% in local currencies, with 11% from internal growth and 7% growth from recent acquisitions ▪ Internal revenues benefited from a rebound in Sales Brokerage activity in the UK and the rest of Western Europe, relative to unusually low activity levels in the prior year period in the aftermath of the “Brexit” vote ▪ Adjusted EBITDA more than doubled, reflecting operating leverage from higher revenues and revenue mix 27.1 26.3 40.0 15.8 62.6 64.5 129.7 106.6 Q3 2017 Q3 2016 9 Revenue EMEA (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings (Loss): Q3 2017 $6.3M at 4.8% margin ; Q3 2016 ($0.4M) at - 0.3% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 22% 18% 11% 11.2 4.5 8.7% 4.2% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 Q3 2017 Q3 2016

Colliers International 2017 ▪ Revenues up 12% in local currencies, with 11% from internal growth and 1% growth from recent acquisitions ▪ Internal growth was driven by notable increases in Sales Brokerage activity in Hong Kong and China as well as strong Outsourcing & Advisory throughout the region ▪ Adjusted EBITDA reflects revenue growth with margin impacted by startup costs of new Japan operation 26.2 24.8 46.5 38.7 40.3 35.1 113.0 98.6 Q3 2017 Q3 2016 10 Revenue Asia Pacific (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q3 2017 $12.7M at 11.2% margin ; Q3 2016 $11.6M at 11.8% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 15% 12% 11% 14.2 13.2 12.5% 13.3% 0.0 5.0 10.0 15.0 20.0 25.0 Q3 2017 Q3 2016

Colliers International 2017 11 Highlights ▪ Net debt / pro forma adjusted EBITDA leverage reflects seasonal working capital utilization ▪ Anticipated capital expenditures of $40 - 45 million for full year 2017 driven by investments in office space and software Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidia ries. Cash $ 109.8 $ 113.1 $ 108.9 Total Debt 371.9 262.5 335.8 Net Debt $ 262.1 $ 149.4 $ 226.9 Redeemable non-controlling interests 140.2 134.8 132.7 Shareholders' equity 250.3 212.5 184.9 Total capitalization $ 652.6 $ 496.7 $ 544.5 Net debt / pro forma adjusted EBITDA 1.1 0.7 1.1 Capital Expenditures $ 8.4 $ 5.6 Acquisition Spend (1) $ 12.5 $ 36.3 Capital Expenditures $ 28.9 $ 16.2 Acquisition Spend (1) $ 97.8 $ 87.0 9 Months Ended September 30, 2017 September 30, 2016 September 30, 2017 December 31, 2016 September 30, 2016 3 Months Ended September 30, 2017 September 30, 2016

Colliers International 2017 ▪ 2017 Outlook o Expect solid fourth quarter and finish to the year, given continuing stable market conditions o Mid teen percentage revenue growth in local currency, based on acquisitions completed year to date, as well as low single - digit percentage internal revenue growth on full year basis o Adjusted EBITDA margin consistent with 2016 o Mid to upper teen percentage adjusted EPS growth on full year basis ▪ Areas of Focus o Integration of recently acquired businesses o Pursue prudent acquisitions o Strengthen operations with select recruits in key markets and in key specialties o Strategically invest in global platform Looking Ahead 12

Appendix

Colliers International 2017 Reconciliation of GAAP earnings to adjusted EBITDA 14 (US$ thousands) Net earnings $ 18,316 $ 13,461 $ 49,344 $ 41,250 Income tax 9,952 8,207 26,194 24,138 Other income, net (332) (362) (2,368) (2,183) Interest expense, net 3,487 2,321 9,708 6,913 Operating earnings 31,423 23,627 82,878 70,118 Depreciation and amortization 12,976 11,390 39,384 33,038 Acquisition-related items 6,149 352 13,666 2,397 Restructuring costs 760 1,804 1,803 4,580 Stock-based compensation expense 938 471 3,411 2,489 Adjusted EBITDA $ 52,246 $ 37,645 $ 141,142 $ 112,622 Three months ended Nine months ended September 30, 2017 September 30, 2016 September 30, 2017 September 30, 2016

Colliers International 2017 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share 15 (US$ thousands) Net earnings $ 18,316 $ 13,461 $ 49,344 $ 41,250 Non-controlling interest share of earnings (5,348) (3,286) (12,464) (11,259) Amortization of intangible assets 6,183 5,192 20,148 15,619 Acquisition-related items 6,149 352 13,666 2,397 Restructuring costs 760 1,804 1,803 4,580 Stock-based compensation expense 938 471 3,411 2,489 Income tax on adjustments (2,057) (2,117) (6,523) (6,356) Non-controlling interest on adjustments (1,048) (399) (2,777) (1,332) Adjusted net earnings $ 23,893 $ 15,478 $ 66,608 $ 47,388 (US$) Diluted net earnings $ 0.11 $ 0.24 $ 0.39 $ 0.61 Non-controlling interest redemption increment 0.22 0.02 0.55 0.16 Amortization of intangible assets, net of tax 0.10 0.09 0.32 0.25 Acquisition-related items 0.14 0.01 0.31 0.06 Restructuring costs 0.01 0.03 0.03 0.08 Stock-based compensation expense, net of tax 0.02 0.01 0.09 0.06 Adjusted earnings per share $ 0.61 $ 0.40 $ 1.70 $ 1.22 Three months ended Nine months ended September 30, 2017 September 30, 2016 September 30, 2017 September 30, 2016 Three months ended Nine months ended September 30, 2017 September 30, 2016 September 30, 2017 September 30, 2016